Itronics, Inc.
6490 So. McCarran Blvd.
Bldg C Ste 23
Reno, NV 89509

October 23, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Ms. Donna Levy, Esq.

Re:	ITRONICS, INC. Registration Statement on Form SB-2 (Registration No. 033-18582) Filed on September 8, 2006

Dear Ms. Levy:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Itronics, Inc., a Texas corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form SB-2 (Registration No. 033-18582) be accelerated so that it will become effective, October 25, 2006 at 12:00 p.m., or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Donna Levy
Securities and Exchange Commission
October 23, 2006

Also, pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, please be advised that we will prepare certifications on all future filings in the form attached as Exhibit A hereto.

Very truly yours,

ITRONICS, INC.

By: /s/ John W. Whitney__________
Dr. John W. Whitney
President

Cc: Arthur S. Marcus, Esq.
Gersten Savage, LLP

Exhibit A

(31) Rule 13a-14(a)/15d-14(a) Certifications. The certifications required by Rule 13a- 14(a) (17 CFR 240.13a-14(a)) or Rule l5d-14(a)(17CFR240.l 5d-14(a)) exactly as set forth below:

CERTIFICATIONS*

I, [identify the certifying individual], certify that:

1.	I have reviewed this [specify report] of [identify small business issuer];

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4.
The small business issuer’s other certifying officer(s) and I accept responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-1 5(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the small business issuer’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the small business issuer’s internal control over financial reporting that occurred during the small business issuer’s most recent fiscal quarter (the small business issuer’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting; and

5.
 The small business issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer’s auditors and the audit committee of the small business issuer’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer’s internal control over financial reporting.

Date:________________________

_____________________________________
[Signature]
[Title]

* Provide a separate certification for each principal executive officer and principal financial officer of the small business issuer. See Rules 13a-l4(a)and 15d-l4(a).